Exhibit 99.1

READY CAPITAL TO MERGE WITH ANWORTH MORTGAGE ASSET CORPORATION

FREQUENTLY ASKED QUESTIONS

Q: Please describe the transaction structure.

A: The transaction is structured as a ‘book-for-book’ exchange whereby the initial exchange ratio is based upon each respective company’s September 30, 2020 adjusted book value. Consideration based on this exchange ratio will be 80% stock and 20% cash. This transaction closely resembles our historical transactions, including the 2019 merger with Owens Realty Mortgage and the 2016 merger with ZAIS Financial Corp.

Q: Is this a fixed exchange ratio?

A: Due to the structure described above, the exchange ratio is fixed at 0.1688 Ready Capital shares exchanged for each share of Anworth’s common stock, plus cash consideration of $0.61 per Anworth common share (subject to possible adjustment as provided in the merger agreement).

Q: How many shares are you issuing?

A: Based on Anworth’s most recent fully-diluted common share count, we expect to issue approximately 16.763 million common shares in connection with the transaction.

Q: What is pro-forma book value? Is the transaction accretive?

A: Pro-forma book value is projected to be approximately $1 billion after paying all transaction expenses and cash consideration. Total equity is projected to be approximately $1.13 billion inclusive of preferred stock. Based on the September 30, 2020 balance sheet of both companies, we expect approximately 4% dilution to book value per share resulting from transaction-related fees and expenses. The COVID pandemic has created investment capacity in Ready Capital’s core small balance commercial (SBC) direct lending and acquisition business’ in excess of available capital. Current investment opportunities are averaging ROEs approximately 100 to 200 basis points greater than pre-pandemic levels. As such, accretive net interest margin from capital re-deployment will offset projected modest dilution in subsequent quarters following transaction close.

Q: What is the rationale for the transaction?

A: There are a variety of reasons why we believe the contemplated transaction will be beneficial for Ready Capital’s stockholders:

•	As discussed above, the redeployment of capital into opportunistic investments created by the pandemic are expected to drive attractive risk-adjusted returns for stockholders and create long-term earnings accretion.
•	The pro-forma entity is projected to have a book value in excess of $1 billion and total equity capitalization in excess of $1.1 billion, which will provide operating leverage and increased scale:

o	An initial reduction in Ready Capital’s operating expense ratio of approximately 25% (Anworth adds minimal incremental operating expense)
o	Increased market capitalization, which is expected to improve stockholder liquidity and trading technicals (post-close float will increase 32% to 71.2 million shares)

•	The additional capital will strengthen the balance sheet by reducing leverage ratios through prudent repositioning of ANH capital and enable Ready Capital to pursue lower debt capital costs from an improved credit profile.

Q: Is this a new business line for you?

A: No. Since 2016, we have invested in agency mortgage servicing rights in our Residential Mortgage Banking segment and will continue to allocate capital in the residential agency space. We expect pro-forma capital allocation to the residential sector to be in line with our current allocation, on a percentage basis. Excess capital above this allocation, from the prudent liquidation and runoff of Anworth’s portfolio, will be reinvested into pandemic-driven opportunities in Ready Capital’s core SBC strategies.

Q: What do you plan to do with the portfolio?

A: We plan to manage the ANH portfolio in a manner consistent with the capital allocation described above. This will include managing the liquidation and runoff of certain investments within the Anworth portfolio to coincide with the timing of capital redeployment into Ready Capital’s core SBC investments. This strategy will reduce cash drag and increase carry as excess capital from the ANH portfolio is repositioned.

Q: How long will it take you to redeploy the capital?

A: We expect to redeploy excess capital over the four quarters following the close of the transaction. We expect to manage the liquidation and paydown of Anworth’s portfolio in a prudent fashion to minimize drag on core earnings and increase carry.

Q: Where do you expect to invest the new capital?

A: As discussed, the pandemic has created nascent demand in our core strategies. For example, in our SBC origination segment we are seeing demand for transitional loans from sponsors acquiring “lightly-distressed” properties and banks selling legacy SBC portfolios to reduce Current Expected Credit Loss (“CECL”) reserves inflated by the pandemic or under regulatory pressure to curtail CRE exposure in relation to Tier 1 capital. In our Small Business Administration segment, we note high demand for loans guaranteed by the Small Business Administration under its 7(a) loan program from essential small businesses for growth capital.

Q: What effect will this have on your liquidity position?

A: We expect the transaction to provide immediate liquidity benefits to Ready Capital and to provide flexibility with respect to short-term leverage levels and investment decisions. We expect the transaction to generate approximately $300 million of cash which will support incremental investments of approximately $1.25-1.75B in our core SBC strategies.

Q: When is the transaction expected to close?

A: The transaction is expected to close as soon as the first quarter of 2021, subject to the respective approvals by the stockholders of Anworth and Ready Capital and other customary closing conditions.

Additional Information about the Merger

In connection with the proposed Merger, Ready Capital will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a prospectus of Ready Capital and a joint proxy statement of Ready Capital and Anworth. Ready Capital and Anworth also expect to file with the SEC other documents regarding the Merger. The Merger will be submitted to the stockholders of Ready Capital and Anworth for their consideration. The definitive joint proxy statement/prospectus will be sent to the stockholders of Ready Capital and Anworth, and will contain important information regarding the proposed Merger and related matters. These Frequently Asked Questions are not a substitute for the registration statement and joint proxy statement/prospectus that will be filed with the SEC or any other documents that Ready Capital or Anworth may file with the SEC or send to their stockholders in connection with the Merger. STOCKHOLDERS OF READY CAPITAL AND ANWORTH ARE ADVISED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN THEY BECOME AVAILABLE (INCLUDING ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS AND SUPPLEMENTS TO THESE DOCUMENTS) CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT READY CAPITAL, ANWORTH, THE PROPOSED MERGER, AND RELATED MATTERS. Stockholders of Ready Capital and Anworth may obtain free copies of the registration statement, the joint proxy statement/prospectus, and all other documents filed or that will be filed with the SEC by Ready Capital or Anworth (when they become available) at the SEC’s website at http://www.sec.gov. Copies of documents filed with the SEC by Ready Capital will be made available free of charge on Ready Capital’s website at http://www.readycapital.com, or by directing a request to its Investor Relations at (212) 257-4666; email: InvestorRelations@readycapital.com. Copies of documents filed with the SEC by Anworth are will be made available free of charge on Anworth’s website at http://www.anworth.com, or by directing a request to its Investor Relations, Attention: John T. Hillman at (310) 255-4438; email: jhillman@anworth.com.

This communication is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

PARTICIPANTS IN SOLICITATION RELATING TO THE MERGER

Ready Capital, Anworth, and their respective directors and executive officers, and certain other affiliates of Ready Capital or Anworth may be deemed to be “participants” in the solicitation of proxies from the stockholders of Ready Capital and Anworth in connection with the proposed Merger. Information regarding Ready Capital and its directors and executive officers and their ownership of common stock of Ready Capital can be found in Ready Capital’s annual report on Form 10-K for the fiscal year ended December 31, 2019 and in its definitive proxy statement relating to its 2020 annual meeting of stockholders filed with the SEC on May 14, 2020. Information regarding Anworth and its directors and executive officers and their ownership of common stock of Anworth can be found in Anworth’s annual report on Form 10-K for the fiscal year ended December 31, 2019 and in its definitive proxy statement relating to its 2020 annual meeting of stockholders filed with the SEC on March 16, 2020. Additional information regarding the interests of such participants in the Merger will be included in the joint proxy statement/prospectus and other relevant documents relating to the proposed Merger when they are filed with the SEC. Free copies of these documents may be obtained from the sources described above.

Forward-Looking Statements

These Frequently Asked Questions include “forward-looking statements,” as such term is defined in Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, and such statements are intended to be covered by the safe harbor provided by the same. These forward-looking statements are based on current assumptions, expectations and beliefs of Ready Capital and are subject to a number of trends and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Ready Capital cannot give any assurance that these forward-looking statements will be accurate. These forward-looking statements generally can be identified by phrases such as “will,” “expects,” “anticipates,” “foresees,” “forecasts,” “estimates” or other words or phrases of similar import. Similarly, statements herein that describe certain plans, expectations, goals, projections and statements about the proposed Merger, including its financial and operational impact, the benefits of the Merger, the expected timing of completion of the Merger, and other statements of management’s beliefs, intentions or goals also are forward-looking statements. It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on the results of operations and financial condition of the combined companies. There are a number of risks and uncertainties, many of which are beyond the parties’ control, that could cause actual results to differ materially from the forward-looking statements included herein, including, but not limited to, the risk that the Merger will not be consummated within the expected time period or at all; the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; the possibility that stockholders of Ready Capital may not approve the issuance of Ready Capital common stock in connection with the Merger; the possibility that stockholders of Anworth may not approve the Merger Agreement; the risk that the parties may not be able to satisfy the conditions to the Merger in a timely manner or at all; risks related to disruption of management’s attention from ongoing business operations due to the proposed Merger; the risk that any announcements relating to the Merger could have adverse effects on the market price of common stock of Ready Capital or Anworth; the risk that the Merger and its announcement could have an adverse effect on the operating results and businesses of Ready Capital and Anworth generally; the outcome of any legal proceedings relating to the Merger; the ability to successfully integrate the businesses following the Merger; the ability to retain key personnel; the impact of the COVID-19 pandemic on the business and operations, financial condition, results of operations, and liquidity and capital resources of Ready Capital and Anworth; conditions in the market for mortgage-related investments; changes in interest rates; changes in the yield curve; changes in prepayment rates; the availability and terms of financing; market conditions; general economic conditions; and legislative and regulatory changes that could adversely affect the business of Ready Capital or Anworth. All such factors are difficult to predict, including those risks set forth in Ready Capital’s annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K that are available on Ready Capital’s website at http://www.readycapital.com and on the SEC’s website at http://www.sec.gov, and those risks set forth in Anworth’ annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K that are available on its website at http://www.anworth.com and on the SEC’s website at http://www.sec.gov. The forward-looking statements included in these Frequently Asked Questions are made only as of the date hereof. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Ready Capital undertakes no obligation to update these forward-looking statements to reflect subsequent events or circumstances, except as required by applicable law.

About Ready Capital Corporation

Ready Capital Corporation (NYSE: RC) is a multi-strategy real estate finance company that originates, acquires, finances and services small- to medium-sized balance commercial loans. Ready Capital specializes in loans backed by commercial real estate, including agency multifamily, investor and bridge as well as SBA 7(a) business loans. Headquartered in New York, New York, Ready Capital employs over 400 lending professionals nationwide. The company is externally managed and advised by Waterfall Asset Management, LLC.

Contact

Ready Capital

Investor Relations

Ready Capital Corporation

212-257-4666

InvestorRelations@readycapital.com